United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale announces Shaun Usmar as new CEO of Vale Base Metals

Rio de Janeiro, July 23, 2024 – Vale S.A. ("Vale" or “Company”) announces Shaun Usmar as the new Chief Executive Officer of Vale’s Base Metals. Mr. Usmar will assume his new role in the 4th quarter of 2024, bringing extensive experience and strategic vision to lead the company into its next phase of growth.

Mr. Usmar, who will be based in Toronto, is an international mining executive with over 30 years of experience working globally in operational, financial, and executive leadership roles in some of the world’s largest and fastest-growing mining companies. Prior to this appointment, Mr. Usmar founded Triple Flag, and served as Senior Executive Vice President and Chief Financial Officer of Barrick Gold Corporation from 2014 to 2016, where he helped restructure the company. His career also includes significant roles at Xstrata, where he joined in 2002 as a senior executive and helped grow the company into one of the world’s largest diversified miners. His roles at Xstrata included General Manager of Business Development in London, Chief Financial Officer of Xstrata’s global Ferro-Alloys business in South Africa, and Chief Financial Officer of Xstrata’s global Nickel business in Canada. Usmar’s experience further extends to BHP Billiton with roles in Corporate Finance and operations in steel and aluminum industries.

Mark Cutifani, Chairman of Vale Base Metals, commented on Mr. Usmar’s appointment, “After a thorough external search process, we are delighted that Shaun will join us as CEO of VBM. Shaun has an outstanding track record in our industry, and I am confident that he is the right person to lead our company as we look to capture the significant value potential recognized in our resources and assets. On behalf of the Board, we congratulate Shaun on his appointment as Chief Executive.”.

Commenting on his new role, Mr. Usmar said, “Vale Base Metals is uniquely positioned as a focused global energy transition metals company to provide the critical metals the planet needs as it transitions from fossil fuels. I am extremely excited by the potential the business offers, and deeply grateful for the opportunity. I look forward to the possibilities ahead and to working closely with the talented executive team, all our employees and our Board.”.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 23, 2024		Director of Investor Relations